UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRVIATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Releases

On July 28, 2014, the registrant announced its unaudited financial results for the second quarter ended June 30, 2014. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s current and projected future losses due to increased spending for marketing for software on mobile devices, the possibility that the registrant will be unable to develop successful games for mobile platforms or successfully monetize mobile games it develops or acquires, and the registrant’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 28, 2014, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding financial results for the second quarter ended June 30, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Rucia Ren
Rucia Ren, Acting Chief Financial Officer

Date: July 30, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding financial results for the second quarter ended June 30, 2014.

Exhibit 99.1

Changyou Reports Second Quarter 2014 Unaudited Financial Results

Beijing, China, July 28, 2014 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights

•	Total revenues were US$177.8 million, a decrease of 2% quarter-over-quarter and 3% year-over-year, and were below the Company’s guidance by US$4.2 million.

•	Online game revenues were US$153.9 million, a decrease of 6% quarter-over-quarter and 9% year-over-year, and were below the Company’s guidance by US$7.1 million.

•	Online advertising revenues were US$14.7 million, an increase of 59% quarter-over-quarter and 46% year-over-year, and were in line with the Company’s guidance.

•	Net income attributable to Changyou.com Limited was US$1.9 million. This compares with net loss attributable to Changyou.com Limited of US$19.5 million in the first quarter of 2014 and net income attributable to Changyou.com Limited of US$75.2 million in the second quarter of 2013. Net income attributable to Changyou.com Limited per fully-diluted ADS[1] was US$0.04. This compares with net loss attributable to Changyou.com Limited per fully-diluted ADS of US$0.37 in the first quarter of 2014 and net income attributable to Changyou.com Limited per fully-diluted ADS of US$1.41 in the second quarter of 2013.

•	Non-GAAP[2] net income attributable to Changyou.com Limited was US$2.4 million, and exceeded the Company’s guidance by US$16.4 million. This compares with non-GAAP net loss attributable to Changyou.com Limited of US$19.2 million in the first quarter of 2014 and non-GAAP net income of US$75.6 million in the second quarter of 2013. Non-GAAP net income attributable to Changyou.com Limited per fully-diluted ADS was US$0.04. This compares with non-GAAP net loss attributable to Changyou.com Limited per fully-diluted ADS of US$0.36 in the first quarter of 2014 and non-GAAP net income per fully-diluted ADS of US$1.41 in the second quarter of 2013.

•	On July 16, 2014, Changyou entered into a definitive investment agreement with MoboTap Inc. (“MoboTap”), the mobile technology developer behind the Dolphin Browser, pursuant to which Changyou will purchase 51% of the equity interests in MoboTap on a fully-diluted basis, for US$91 million in cash. In addition, Changyou will provide US$30 million in funding to MoboTap by purchasing a zero-coupon convertible bond due in five years. The transaction is expected to close in August 2014, subject to regulatory approvals and customary closing conditions.

Mr. Tao Wang, Changyou’s chief executive officer, commented, “Changyou’s overarching strategy is to continue to launch new expansion packs and new games while supporting our emerging platform business. In the platform business, we are promoting and launching new content for 17173 media and mobile apps and investing in a mobile technology company. Ultimately, our goal is to combine our online games business with a central user platform for distributing and promoting games. We believe the two together will form a winning business model that can make Changyou into an even more valuable and successful company than it is today.”

[1]	Each ADS represents two Class A ordinary shares.
[2]	Non-GAAP results exclude share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

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Changyou’s president, Mr. Dewen Chen, added, “As always, we carry out development of new expansion packs and new games based on user feedback and focusing on gamers’ needs. We believe this benefits our players because their experience of a game improves over time with the release of each expansion pack, whereas the company takes higher profits from the game over its lifespan. This is the reason for the long-running success of TLBB, which is currently one of the most popular online games in China and one of the most profitable online games globally. Fantasy Frontier Online, a new MMO game we launched on July 18, is showing promise, and we have an exciting pipeline of web and mobile games planned for the rest of the year to grow our online games business.”

Ms. Rucia Ren, Changyou’s acting chief financial officer, said, “We operate games with the aim of increasing total returns over a game’s lifespan. At times, the updates we implement causes revenues to fall in the near term, such as in the case of the second quarter, where revenues from the online game business came in below our expectations as a result of updates to TLBB. Given TLBB’s user growth in the second quarter and expected revenues from the successful launch of new games in the latter half of the year, our outlook for the online games business is positive. We expect to use the profit from online games to support new product development and sales and marketing for the platform we are building. We believe that this will impact the margins and profitability of the overall company in the near term.”

Second Quarter 2014 Operational Results

The Company’s operational results for the second quarter of 2014 were as follows:

•	Total average monthly active accounts of the Company’s games[3] were 24 million, a decrease of 14% quarter-over-quarter and 33% year-over-year. The quarter-over-quarter decrease was mainly due to a decline in active accounts of the web games, Wartune and DDTank, in China, as both games have entered into a relatively mature phase, which was in part offset by an increase in active accounts of TLBB in the second quarter of 2014. The year-over-year decrease was mainly due to a decline in active accounts of the web games Wartune and DDTank, and a decline in active accounts of TLBB after the Company closed certain game accounts in 2013 to enhance the balance of the in-game economic system.

•	Total average monthly active accounts of the Company’s platform channels[4] were 252 million, an increase of 5% quarter-over-quarter and 196% year-over-year. The quarter-over-quarter and year-over-year increases were mainly due to an increase in monthly logged-in accounts of various PC-based and mobile-based software applications, and an increase in the monthly unique visitors to the 17173 website as more video content and live broadcast of e-sport events were added to the website.

[3]	Calculated as the simple average of the sum of monthly active accounts of all of the MMO games, web games and mobile games operated by the Company and its wholly-owned and/or majority-owned subsidiaries during the quarter. Monthly active accounts for games are defined as game accounts that were logged in at least once during the month.
[4]	Calculated as the simple average of the sum of the monthly unique visitors to the Company’s web game operation platform, the 17173 website and 17173’s non-game products, plus the monthly logged-in accounts of non-game applications during the quarter. As the acquisition of the RaidCall Business was completed in late December, the monthly logged-in accounts of RaidCall are not included in the calculations for the second quarter of 2013.

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Second Quarter 2014 Unaudited Financial Results

Revenues

Total revenues for the second quarter of 2014 decreased 2% quarter-over-quarter and 3% year-over-year to US$177.8 million, and were below the Company’s guidance by US$4.2 million.

Online game revenues decreased 6% quarter-over-quarter and 9% year-over-year to US$153.9 million, and were below the Company’s guidance by US$7.1 million. The quarter-over-quarter and year-over-year decreases were mainly due to decreased revenues from Wartune and DDTank in China, and decreased revenue from TLBB because fewer players spent in the game in the second quarter of 2014 after the Company released a new expansion pack that made some of the gameplay easier for players to play.

Online advertising revenues increased 59% quarter-over-quarter and 46% year-over-year to US$14.7 million, and were in line with the Company’s guidance. The quarter-over-quarter increase was mainly due to the seasonal pickup typical for advertising in China in the second quarter. The year-over-year increase was mainly due to an increase in the utilization rate of advertising on the 17173 website after the Company improved advertising sales function for the 17173 business during 2013 and 2014.

Internet value-added services (“IVAS”) revenues, which consist of revenues generated from the operation of web games on our websites and software applications, increased 34% quarter-over-quarter and 251% year-over-year to US$4.8 million. The quarter-over-quarter increase was mainly due to increased revenues from web games as the Company began to integrate several web game websites into a single platform in the first quarter of 2014. The year-over-year increase was mainly due to increased revenues from web games as the Company began to integrate several web game websites into a single platform in the first quarter of 2014, and the consolidation of the financials of the RaidCall Business into Changyou’s financial statements commencing December 31, 2013.

Other revenues, which consist of cinema advertising revenues, decreased 4% quarter-over-quarter and increased 66% year-over-year to US$4.3 million. The year-over-year increase was mainly due to better advertising sales in the second quarter of 2014 resulting from improvements in the advertising sales function.

Gross profit

Gross profit decreased 5% quarter-over-quarter and 11% year-over-year to US$134.2 million. Non-GAAP gross profit decreased 5% quarter-over-quarter and 11% year-over-year to US$134.3 million. Both gross margin and non-GAAP gross margin were 76%, compared with 78% in the first quarter of 2014 and 83% in the second quarter of 2013.

Both gross profit and non-GAAP gross profit of the online games business decreased 10% quarter-over-quarter and 15% year-over-year to US$123.6 million. Both gross margin and non-GAAP gross margin of the online games business were 80%, compared with 84% in the first quarter of 2014 and 86% in the second quarter of 2013. The quarter-over-quarter and year-over-year decreases in gross margin and non-GAAP gross margin for the online games business were mainly due to increased salary and benefits expense with respect to the game operation staff in the second quarter of 2014.

Gross profit of the online advertising business increased 98% quarter-over-quarter and 60% year-over-year to US$11.1 million. Non-GAAP gross profit of the online advertising business increased 95% quarter-over-quarter and 60% year-over-year to US$11.1 million. Gross margin of the online advertising business was 75%, compared with 61% in the first quarter of 2014 and 69% in the second quarter of 2013. Non-GAAP gross margin of the online advertising business was 75%, compared with 62% in the first quarter of 2014 and 69% in the second quarter of 2013. The quarter-over-quarter increase in gross margin and non-GAAP gross margin for the online advertising business was mainly due to an increase in online advertising revenues in the second quarter of 2014.

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Both gross loss and non-GAAP gross loss for the IVAS business was US$0.4 million. This compares with gross loss and non-GAAP gross loss for the IVAS business of US$0.2 million in the first quarter of 2014, and gross profit and non-GAAP gross profit of US$0.9 million in the second quarter of 2013. The IVAS business recorded gross losses and non-GAAP gross losses in the first and second quarter of 2014 mainly because of higher bandwidth costs incurred during the quarters due to an increase in the number of users using the Company’s software applications, and the consolidation of the gross loss of the RaidCall Business into Changyou’s financial statements commencing December 31, 2013.

Both gross loss and non-GAAP gross loss of other business was US$0.1 million. This compares with gross loss and non-GAAP gross loss of US$0.8 million in the first quarter of 2014 and US$1.8 million in the second quarter of 2013. The smaller gross loss and non-GAAP gross loss in the second quarter of 2014 compared with last quarter was due to a larger decline in tax-related costs than the decline in revenues in the second quarter of 2014. The smaller gross loss and non-GAAP gross loss in the second quarter of 2014 compared with the same quarter last year resulted from an increase in cinema advertising revenues in the second quarter of 2014 due to improvements in the advertising sales function.

Operating expenses

Total operating expenses were US$141.3 million, a decrease of 18% quarter-over-quarter and an increase of 143% year-over-year.

Product development expenses were US$49.0 million, a decrease of 30% quarter-over-quarter and an increase of 86% year-over-year. The quarter-over-quarter decrease was mainly because the compensation expense related to the employee incentive plans announced in early 2014 that were recorded in the second quarter was lower than last quarter. The year-over-year increase was mainly due to an increase in salary and benefits expenses with respect to game engineers.

Sales and marketing expenses were US$69.4 million, a decrease of 14% quarter-over-quarter and an increase of 275% year-over-year. The quarter-over-quarter decrease was mainly because the Company scaled back its advertising and promotion of its PC-based and mobile-based software applications in the second quarter of 2014, which was in part offset by an increase in salary and benefits expenses for sales and marketing staff during the quarter. The year-over-year increase in sales and marketing expenses was mainly because the Company carried out a marketing campaign to advertise and promote its PC-based and mobile-based software applications beginning in the latter half of 2013, and an increase in salary and benefits expenses in the second quarter of 2014.

General and administrative expenses were US$22.8 million, an increase of 7% quarter-over-quarter and 72% year-over-year. The quarter-over-quarter increase was mainly due to increased salary and benefits expenses in the second quarter of 2014. The year-over-year increase was mainly due to an increase in headcount and an increase in salary and benefits expenses in the second quarter of 2014.

Operating loss

Operating loss was US$7.0 million. This compares with operating loss of US$30.0 million in the first quarter of 2014 and operating profit of US$93.3 million in the second quarter of 2013.

Non-GAAP operating loss was US$6.6 million. This compares with non-GAAP operating loss of US$29.7 million in the first quarter of 2014 and non-GAAP operating profit of US$93.6 million in the second quarter of 2013.

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Income tax benefit

In December 2013, the Company’s main operating entity in China was approved as a “2013 and 2014 Key National Software Enterprise,” and is subject to a preferential corporate income tax rate of 10% for the tax years 2013 and 2014.

The Company recorded an income tax benefit of US$2.2 million in the second quarter of 2014. This compares with an income tax benefit of US$2.7 million in the first quarter of 2014 and income tax expense of US$13.9 million in the second quarter of 2013.

The income tax benefit recorded in the second quarter of 2014 exceeded the Company’s loss before income tax expense in the same period because deferred tax assets for a net loss carry forward recognized by some of the Company’s operating entities which are loss-making, exceeded the income tax expense incurred by the profitable operating entities of the Company.

Net income

Net income was US$1.5 million. This compares with net loss of US$19.9 million in the first quarter of 2014 and net income of US$82.3 million in the second quarter of 2013.

Non-GAAP net income was US$2.0 million. This compares with non-GAAP net loss of US$19.6 million in the first quarter of 2014 and net income of US$82.7 million in the second quarter of 2013.

The Company returned to profit and recorded net income and non-GAAP net income in the second quarter of 2014 because of the income tax benefit recognized in the second quarter.

Net loss attributable to non-controlling interests

Net loss attributable to non-controlling interests and non-GAAP net loss attributable to non-controlling interests was US$0.4 million in the second quarter of 2014, which was the same as last quarter. Non-controlling interests represent the non-controlling interest in the RaidCall Business. The results of the RaidCall Business were consolidated into Changyou’s financial statements commencing December 31, 2013, upon completion of the acquisition of the RaidCall Business.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$1.9 million. This compares with net loss attributable to Changyou.com Limited of US$19.5 million in the first quarter of 2014 and net income attributable to Changyou.com Limited of US$75.2 million in the second quarter of 2013. Fully-diluted earnings per ADS attributable to Changyou.com Limited were US$0.04. This compares with fully-diluted loss per ADS attributable to Changyou.com Limited of US$0.37 in the first quarter of 2014 and full-diluted earnings per ADS of US$1.41 in the second quarter of 2013.

Non-GAAP net income attributable to Changyou.com Limited was US$2.4 million, and exceeded the Company’s guidance by US$16.4 million. This compares with non-GAAP net loss attributable to Changyou.com Limited of US$19.2 million in the first quarter of 2014 and non-GAAP net income attributable to Changyou.com Limited of US$75.6 million in the second quarter of 2013. Non-GAAP fully-diluted earnings per ADS attributable to Changyou.com Limited were US$0.04. This compares with non-GAAP fully-diluted loss per ADS attributable to Changyou.com Limited of US$0.36 in the first quarter of 2014 and non-GAAP fully-diluted earnings per ADS of US$1.41 in the second quarter of 2013.

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Liquidity

As of June 30, 2014, Changyou had cash and cash equivalents of US$393.2 million, a decrease from US$409.5 million as of March 31, 2014.

Operating cash flow for the second quarter of 2014 was a net inflow of US$2.9 million.

As of June 30, 2014, Changyou had short-term bank loans of US$257.0 million and current restricted time deposits of US$372.1 million, compared with short-term bank loans of US$257.0 million and current restricted time deposits of US$372.1 million as of March 31, 2014.

Other Business Developments

New Licensed MMO Game Fantasy Frontier Online Launched in China

On July 18, 2014, Changyou launched Fantasy Frontier Online, a licensed 3D western fantasy MMORPG. The game features Japanese anime-style graphics. In the game, players are allowed to choose from a selection of 11 primary weapons, and 11 corresponding character classes. In addition, the game allows players to choose a secondary weapon. Powerful skills from both primary and secondary weapons can be released without switching weapons, creating an enjoyable fighting experience with hundreds of skill combinations.

Changyou to Invest in MoboTap

On July 16, 2014, Changyou entered into a definitive investment agreement with MoboTap, the mobile technology developer behind the Dolphin Browser, and shareholders of MoboTap pursuant to which Changyou will purchase from shareholders of MoboTap 51% of the equity interests in MoboTap on a fully-diluted basis, for US$91 million in cash. In addition, Changyou will provide US$30 million in funding to MoboTap by purchasing a zero-coupon convertible bond due in five years. Changyou will have the option, exercisable at any time when the bond is outstanding, to convert all or any part of the unpaid principal into shares of MoboTap at a conversion price that would result in Changyou’s equity interest in MoboTap increasing to 60% on a fully-diluted basis, measured as of the closing under the Investment Agreement, if the option is exercised in full. In addition, if MoboTap achieves specified performance milestones for 2016 and certain other conditions specified in a shareholder agreement with the founders of MoboTap not met, the founders will have a one-time right to put to Changyou shares in MoboTap representing up to 15% of MoboTap for an aggregate price of up to US$53 million. The transaction is expected to close in August 2014, subject to regulatory approvals and customary closing conditions.

MoboTap is the creator of Dolphin Browser, a free mobile browser for Android and iOS devices that is one of the most popular third-party mobile browsers in terms of the total number of downloads in the month of March 2014 according to App Annie. Over 100 million users globally have used Dolphin Browser, with the vast majority of its users based in the U.S. and Europe.

An Update on Changyou’s Share Repurchase Program

On July 27, 2013, Changyou’s Board of Directors authorized a share repurchase program of up to US$100 million of the outstanding ADSs of Changyou over a two-year period from July 27, 2013 to July 26, 2015.

Under the share repurchase program, Changyou’s ADSs may be purchased from time to time at management’s discretion at prevailing market prices in the open market in accordance with Rule 10b-18 under the Securities Exchange Act of 1934. Changyou’s management will determine the timing and amount of any purchases of Changyou ADSs based on their evaluation of market conditions, the trading price of Changyou’s ADSs and other factors. The purchase program may be suspended or discontinued at any time.

As of June 30, 2014, Changyou had repurchased 590,500 Changyou ADSs under the share repurchase program at an aggregate cost of US$17.3 million. No shares were repurchased during the quarter.

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Business Outlook

For the third quarter of 2014, Changyou expects:

•	Total revenues to be between US$186.0 million and US$192.0 million, including online game revenues of US$158.0 million to US$163.0 million and online advertising revenues of US$16.0 million to US$17.0 million.

•	Non-GAAP net loss attributable to Changyou.com Limited to be between US$0 million and US$6.0 million. The expected non-GAAP net loss attributable to Changyou.com Limited is because the Company plans to continue its marketing and promotion of its PC-based and mobile-based software mobile applications in China and overseas, and because of the anticipated consolidation of MoboTap, a loss-making business, into the Company’s financials.

•	Non-GAAP fully diluted loss per ADS attributable to Changyou.com Limited to be between US$0 and US$0.11.

•	Assuming no new grants of share-based awards, share-based compensation expense to be between US$0.5 million and US$1.0 million, increasing fully diluted loss per ADS attributable to Changyou.com Limited by US$0.01 to US$0.02.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

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The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, and goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results, Changyou’s current and projected future losses due to increased spending for marketing for software on mobile devices; the possibility that Changyou will be unable to develop successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that Changyou’s investment in MoboTap, if completed, will not produce hoped-for benefits to Changyou, including enhancements to Changyou’s efforts in building its platform business; and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2014, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, July 28, 2014 (7 p.m. Beijing/Hong Kong, July 28, 2014).

The dial-in details for the live conference call are:

US:	+1-855-298-3404
Hong Kong:	+852-5808-3202
International:	+1-631-514-2526
Passcode:	CYOU

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Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10: 00 a.m. Eastern Time on July 28, 2014 through August 4, 2014. The dial-in details for the telephone replay are:

International:	+1- 866-846-0868
Passcode:	1577937

The live webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of online games that includes several of the most popular online games in China, such as Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and Wartune (also known as Shen Qu) and DDTank, which are two popular web games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China, and various game platforms. Tens of millions of users play Changyou’s games and visit the 17173.com Website every month. For mobile devices, Changyou is developing games and software applications for everyday use. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Changyou.com Limited

Investor Relations Department

Tel: +86 (10) 6861-3688

E-mail: ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel: +1 (480) 614-3003

E-mail: jbloker@ChristensenIR.com

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Jun. 30, 2014	Mar. 31, 2014	Jun. 30, 2013
Revenues:
Online game	$153,877	$163,388	$168,295
Online advertising	14,732	9,246	10,080
IVAS	4,833	3,611	1,377
Others	4,339	4,508	2,619

Total revenues	177,781	180,753	182,371

Cost of revenues:
Online game (includes share-based compensation expense of $17, $18 and $28 respectively)	30,262	26,586	22,981
Online advertising (includes share-based compensation expense of $0, $93 and $7 respectively)	3,617	3,626	3,124
IVAS	5,184	3,766	513
Others	4,473	5,277	4,393

Total cost of revenues	43,536	39,255	31,011

Gross profit	134,245	141,498	151,360

Operating expenses:
Product development (includes share-based compensation expense of $64, $46 and $161 respectively)	49,041	69,604	26,349
Sales and marketing (includes share-based compensation expense of $13, $(46) and $35 respectively)	69,400	80,527	18,485
General and administrative (includes share-based compensation expense of $364, $196 and $151 respectively)	22,816	21,364	13,264

Total operating expenses	141,257	171,495	58,098

Operating (loss) / profit	(7,012)	(29,997)	93,262

Interest income	5,742	6,091	4,055
Foreign currency exchange gain / (loss)	151	737	(1,669)
Other income	434	617	513

(Loss) / income before income tax expense	(685)	(22,552)	96,161
Income tax benefits / (expense)	2,192	2,683	(13,879)

Net income / (loss)	1,507	(19,869)	82,282
Less: Net income attributable to mezzanine classified non-controlling interests (a)	0	0	7,112
Less: Net loss attributable to non-controlling interests	(387)	(372)	0

Net income / (loss) attributable to Changyou.com Limited	$1,894	$(19,497)	$75,170

Basic net income / (loss) per ADS attributable to Changyou.com Limited	$0.04	$(0.37)	$1.41

ADSs used in computing basic net income / (loss) per ADS attributable to Changyou.com Limited	52,872	52,851	53,330

Diluted net income / (loss) per ADS attributable to Changyou.com Limited	$0.04	$(0.37)	$1.41

ADSs used in computing diluted net income / (loss) per ADS attributable to Changyou.com Limited	52,941	52,851	53,491

Note:

(a)	Net income attributable to mezzanine classified non-controlling interests of US$7.1 million in the second quarter of 2013 is the accretion on the balance of non-controlling interests in 7Road to the redemption value of the non-controlling interests.

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2014	As of Dec. 31, 2013
ASSETS
Current assets:
Cash and cash equivalents (a)	$393,221	$548,484
Accounts receivable, net	37,599	35,996
Short-term investments	0	2,827
Restricted time deposits	372,058	393,019
Deferred tax assets	6,563	4,743
Prepaid and other current assets	64,387	60,107

Total current assets	873,828	1,045,176

Non-current assets:
Fixed assets, net	247,661	246,674
Goodwill	179,014	180,252
Intangible assets, net	74,856	73,395
Restricted time deposits	0	31,655
Deferred tax assets	15,456	958
Other assets, net	6,856	7,102

Total non-current assets	523,843	540,036

TOTAL ASSETS	$1,397,671	$1,585,212

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$37,298	$43,842
Accounts payable and accrued liabilities	160,763	144,747
Short-term bank loans (a)	257,000	410,331
Tax payables	15,063	31,214
Deferred tax liabilities	20,601	18,814
Current contingent consideration	2,867	0

Total current liabilities	493,592	648,948

Long-term liabilities:
Long-term contingent consideration	1,498	4,162
Long-term deferred tax liabilities	11,178	12,334
Long-term accounts payable	5,331	6,252

Total long-term liabilities	18,007	22,748

Total liabilities	511,599	671,696
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	869,653	896,338
Non-controlling interests	16,419	17,178

Total shareholders’ equity	886,072	913,516

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,397,671	$1,585,212

Note:

(a)	The decrease in the cash and cash equivalents balance and short-term bank loan balance resulted from the Company’s repayment of bank loans of US$153.3 million in the first quarter of 2014.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2014
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$123,615	17	123,632
Online advertising gross profit	11,115	0	11,115
IVAS gross loss	(351)	0	(351)
Other gross loss	(134)	0	(134)

Gross profit	$134,245	17	134,262

Gross margin	76%		76%

Operating loss	$(7,012)	458	(6,554)

Operating margin	(4%)		(4%)

Net income	$1,507	458	1,965

Net income attributable to Changyou.com Limited	$1,894	458	2,352

Net margin attributable to Changyou.com Limited	1%		1%

Diluted net income per ADS attributable to Changyou.com Limited	$0.04		0.04

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	52,941		53,049

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2014
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$136,802	18	136,820
Online advertising gross profit	5,620	93	5,713
IVAS gross loss	(155)	0	(155)
Other gross loss	(769)	0	(769)

Gross profit	$141,498	111	141,609

Gross margin	78%		78%

Operating loss	$(29,997)	307	(29,690)

Operating margin	(17%)		(16%)

Net loss	$(19,869)	307	(19,562)

Net loss attributable to Changyou.com Limited	$(19,497)	307	(19,190)

Net margin attributable to Changyou.com Limited	(11%)		(11%)

Diluted net loss per ADS attributable to Changyou.com Limited	$(0.37)		(0.36)

ADSs used in computing diluted net loss per ADS attributable to Changyou.com Limited	52,851		52,851

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2013
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$145,314	28	145,342
Online advertising gross profit	6,956	7	6,963
IVAS gross profit	864	0	864
Other gross loss	(1,774)	0	(1,774)

Gross profit	$151,360	35	151,395

Gross margin	83%		83%

Operating profit	$93,262	382	93,644

Operating margin	51%		51%

Net income	$82,282	382	82,664

Net income attributable to Changyou.com Limited	$75,170	382	75,552

Net margin attributable to Changyou.com Limited	41%		41%

Diluted net income per ADS attributable to Changyou.com Limited	$1.41		1.41

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,491		53,541

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.

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